November 6, 2024

Jay J. Jackson
President and CEO
Abacus Life, Inc.
2101 Park Center Drive, Suite 200
Orlando, FL 32835

        Re: Abacus Life, Inc.
            Post-Effective Amendment No. 1 to Registration Statement on Form S-1 on
            Form S-3
            Filed October 21, 2024
            Response Letter Dated November 4, 2024
            File Number 333-273411
Dear Jay J. Jackson:

       We have reviewed your response letter dated November 4, 2024 and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Response Letter Received November 4, 2024
Risk Factors, page 8

1. We note your response to comment one and two, noting Mr. Jackson's vacated director role and your ownership interest in Lapetus. We also note that Lapetus provides information that is incorporated into your underwriting model. Revise your risk factor disclosure related to the potential to misvalue life insurance policies to note your ownership interest in one of the service providers that support your valuation activities.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 November 6, 2024
Page 2

of action by the staff.

        Please contact Christian Windsor at 202-551-3419 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:    Ryan Maierson, Esq.